Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Paylocity Holding Corporation:

We consent to the use of our report dated August 7, 2020, with respect to the consolidated balance sheets of Paylocity Holding Corporation and subsidiaries as of June 30, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of June 30, 2020, incorporated by reference herein. Our report dated August 7, 2020 refers to the adoption of Accounting Standard Update (ASU) No. 2016-02, Leases, and the adoption of ASU No. 2014-09, Revenue from Contracts with Customers.

/s/ KPMG LLP

Chicago, Illinois
February 5, 2021